BE YOUR OWN KIND OF

MIGHTLY®

Organic + Fair Trade Certified Kids' Wear









GLOBAL ORGANIC TEXTILE STANDARD · GOTS · FAIR TRADE CERTIFIED WOMEN OWNED

Contact: tierra@mightly.com

Clothes for the World We Want

62% of Millennials prefer to buy from sustainable brands.

44% will <u>only</u> shop at brands that reflect their values.




PLEASE STAY ON PATH
HABITAT RESTORATION AREA


The challenge for parents

Today, most sustainable children's wear brands are:

EXPENSIVE

On average 60% more.

HARD TO FIND

Must be "discovered".

GREENWASHED

Vague sustainability claims that are impossible to verify.

Mightly is different

Our brand is:

AFFORDABLE

Prices are comparable to mid-market brands.


$$$

ACCESSIBLE

Available where parents already shop.

amazon Target+

AUTHENTIC

Certified to Organic and Fair Trade standards.

GLOBAL ORGANIC TEXTILE STANDARD · GOTS · FAIR TRADE CERTIFIED WOMEN OWNED

The opportunity

30 million U.S. moms want sustainable products.

$1,500 average annual spend on children's clothing

$40 billion market opportunity.


8.76% projected CAGR (2021-2026)
Global children's wear
$250 billion
U.S. children's wear
$70 billion
Demand for sustainable children's wear (U.S.)
$40 billion

Mightly today

✓	Product Market Fit	35K+ customers 37% retention rate 4.7 star average review
✓	Distribution	Mightly.com Amazon Target+
✓	Generating Revenue	$1.5M






What parents want

	Mightly	Burt's Bees Baby	monica + andy	Hope & Henry	primary	Hanna Andersson
GOTS Certified Organic	✓	✓	✓	✓	sleepwear only	✓
Fair Trade Certified™	✓	✗	✗	✗	✗	✗
Transparent Supply Chain	✓	✗	✗	✗	✗	✗
Big Kid + Tween Sizes	✓	✗	✗	✓	✓	✓
Price: Basic Tees	$12	$9 (babies/toddler only)	$17	Not offered	$12 (not organic)	$22
Price: Pajamas	$31	$17 (babies/toddler only)	$27	Not offered	$36	$46

The numbers

$1.5M
Revenue to date

73%
Gross margin (27% COGS)

260%
YOY growth

Revenue

*FORWARD LOOKING PROJECTIONS. NOT GUARANTEED.



Other
Target
Amazon
Mightly.com
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2019
2020
2021
2022*
2023*
2024*

Mightly.com key metrics

Customer Value	$90 AOV	1.3 Orders per year	$400 Projected LTV*
LTV:CAC Ratio	$77 Blended CAC	$45 Influencer CAC	6:1 Projected LTV:CAC*

*FORWARD LOOKING PROJECTIONS. NOT GUARANTEED.

18 month roadmap

Q3 2022
- Target.com launch
- Launch *Rebel Girls* licensed assortment and media campaign
- BTS direct mail campaign

Q4 2022
- Introduce gift wrap service
- Family pajamas influencer campaign

Q1 2023
- Mom + mini influencer campaign
- Launch Canada + Australia Ambassador programs

Q2 2023
- Circular subscription service - VIP launch
- Wholesale channel expansion

Q3 2023
- Launch uniform for BTS

Q4 2023
- Circular subscription service - full launch

Team



Tierra Forte

CO-FOUNDER AND CEO

- 20 years of apparel industry experience with a focus on sustainable supply chains.
- Previously VP of Product at PACT Apparel.
- Part of team that developed and launched the Fair Trade Certified Factory Program.
- Founded Del Forte Denim, an organic denim brand that grew to $1m in retail sales within 18 months, was carried in over 200 specialty stores in the US, Canada and Europe, and featured in publications such as Vogue, People, Glamour, Marie Clare and The New York Times.
- Led supply chain mapping project as a consultant for Patagonia.



Barrie Brouse

CO-FOUNDER AND CHIEF CREATIVE OFFICER

- 20 years of children's wear design, development and global production experience.
- Has won multiple awards for her designs (including the National Parenting Products Award for Mightly's No Nasties PJ).
- Started career at Gap, designed for iconic print house Marimekko, was the Lead Designer at Sweet Potatoes, designed licensed product for Dr. Seuss, Reebok, Disney and more.



Anya Marie Emerson

CO-FOUNDER AND COO

- Involved in retail consumer and ecommerce businesses for over twenty years as an investor and advisor, including in both children's apparel and venture-backed start-ups.
- Stanford, Columbia, and Oxford educated attorney.

Mightly Community Round

Terms

- $6.02M Pre-money valuation
- 15% Early bird discount
- Preferred equity/1x liquidation preference
- Non-voting shares

Previous Investment

- $600k Convertible Promissory Note

Use of Funds, Assuming $600k WeFunder Raise


PR
3.0%
Legal and Admin
3.5%
Product Development
5.0%
WeFunder Fees
6.0%
Customer Service Lead
6.5%
Paid Media
8.0%
Content Production
10.0%
Operations Manager
10.0%
Influencer & Ambassador Mkt
30.0%
Head of ECommerce
18.0%
30.0%
18.0%
10.0%
10.0%
8.0%
6.5%
6.0%
5.0%
3.5%
3.0%

Exit Strategy CONTAINS FORWARD LOOKING PROJECTIONS. NOT GUARANTEED.

- Grow ARR to $30M and net profit margin to 20% within 5 - 7 years.
- Our valuable customer base and authentically sustainable supply chain will make Mightly an attractive acquisition target for large apparel companies.

Comparable Exits					
Year	**Target**	**Acquirer**	**Purchase Price**	**Revenue (year of acquisition)**	**Revenue Multiple**
2008	Athleta	Gap	$150m	$37m	4x
2012	Bonobos	Walmart	$310m	$150m	2x
2014	prAna	Columbia	$190m	$100m	2x
2018	Eloquii	Walmart	$100m	$33m	3x
2020	Supreme	VF Corp	$2.1b	$500m	4x